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                                                                    Exhibit 20.1

                                                   Art Toscanini
                                                   Executive VP, CFO
                                                   Cambridge Technology Partners

                                                   Mary-Beth Henry
                                                   Investor Relations
                                                   Cambridge Technology Partners
                                                   617-374-8640, mhenr@ctp.com

FOR IMMEDIATE RELEASE

CAMBRIDGE TECHNOLOGY PARTNERS ADOPTS STOCKHOLDER RIGHTS PLAN CAMBRIDGE, Mass., June 23, 1997 - Cambridge Technology Partners (Massachusetts), Inc. (NASDAQ:CATP)(Cambridge) today announced that its Board of Directors has adopted a Stockholder Rights Plan. Under the Plan, stockholders will receive one preferred stock purchase right (a "Right") for each outstanding share of common stock. The rights are to be distributed to stockholders of record as of the close of business on July 3, 1997.

"This Rights Plan was not adopted by the Board in response to any specific offer or threat, but rather is designed to protect the stockholders of the Company against future takeover tactics that are coercive or unfair," stated James K. Sims, president and CEO of Cambridge Technology Partners. The Rights Plan is designed to enable all stockholders of Cambridge to realize the long-term value of their investment in the Company. Specifically, the Plan is designed to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. Sims added, "These coercive tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of the shares." Similar plans have been adopted by over 1,000 public companies.

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Page 2 -- Cambridge Adopts Stockholder Rights Plan

The Rights will expire on June 23, 2007 unless earlier redeemed or exchanged. Each Right will entitle the holder to purchase one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $200. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Common Stock of the Company or announces a tender or exchange offer that would result in such person or group owning 15% or more of the Common Stock of the Company or a person owning 10% or more of the Common Stock of the Company is determined by the Board to be an Adverse Person, as defined in the Rights Plan. Safeguard Scientifics and its Affiliates would be exempt under the Rights Plan provided they do not undertake certain activities prohibited by the Rights Plan including the acquisition of more than an additional 5% of Common Stock of the Company.

If any person or group becomes the beneficial owner of 15% or more of the shares of Common Stock of the Company, except pursuant to a tender or exchange offer for all shares at a price that a majority of the continuing directors determines to be fair; a 15% or greater stockholder engages in a merger with the Company in which the Company survives and its Common Stock remains outstanding and unchanged; certain other self-dealing events involving the Company and a 15% or greater stockholder occur; or the Board determines a 10% or greater stockholder to be an Adverse Person, then each Right not owned by such person or related parties will entitle its holder to purchase, at the current exercise price of the Right, Common Stock of the Company having a value of twice the Right's exercise price. In such circumstances and in the alternative, the Company may also exchange one share of Common Stock for each Right outstanding. In addition, the plan provides for Rights holders to acquire shares of an acquiror based on the same formula, if the Company is not the surviving Company in a transaction.

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Page 3 - Cambridge Adopts Stockholder Rights Plan



The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth day following a public announcement that a 15% stock position has been acquired and in certain other circumstances. The Company also announced that all stockholders of record will receive a letter which will summarize the plan.


About Cambridge Technology Partners

Founded in 1991, Cambridge Technology Partners is one of the fastest growing companies in the systems integration industry. Cambridge has a proven track record in strategic management consulting, through Cambridge Management Consulting, and developing and deploying client/server distributed applications, many of which are Internet-based, to more than 500 organizations worldwide. Working within a unique fixed time/fixed price model, Cambridge's systems development and management consulting expertise also includes network consulting services and educational services. Cambridge has expanded to 37 offices and has more than 2,200 employees worldwide.



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